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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Targeted Genetics Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

87612M108

(CUSIP Number)

Raymond G. Arner
Acting General Counsel
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts 02142
(617) 679-2000 (phone)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87612M108

1.	Name of Reporting Person: Biogen Idec Inc.		I.R.S. Identification Nos. of above persons (entities only): 33-0112644

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,127,178 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,127,178 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,127,178 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 87612M108

1.	Name of Reporting Person: Biogen Idec MA, Inc.		I.R.S. Identification Nos. of above persons (entities only): 33-0112644

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 12,127,178 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 12,127,178 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,127,178 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.2%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

Explanatory Note. This Statement on Schedule 13D reports acquisitions by Biogen Idec MA, Inc., a Massachusetts corporation and wholly-owned subsidiary of Biogen Idec Inc., a Delaware corporation, of beneficial ownership of shares of common stock, $0.01 par value per share, of Targeted Genetics Corporation during the period from September 19, 2000 through August 15, 2003.

Item 1.	Security and Issuer

          The securities to which this Statement relates are the common shares, $.01 par value (the “Common Stock”), of Targeted Genetics Corporation, a Washington corporation (the “Issuer”). The Issuer has its principal executive offices at 1100 Olive Way, Suite 100, Seattle, Washington.

Item 2.	Identity and Background

          (a)-(c); (f) This Statement is being jointly filed by Biogen Idec Inc., a Delaware corporation formerly known as IDEC Pharmaceuticals Corporation (“Biogen Idec”), and its wholly-owned subsidiary, Biogen Idec MA, Inc., a Massachusetts corporation (“Biogen MA,” and together with Biogen Idec, the “Reporting Persons”). Biogen Idec is a global biotechnology and pharmaceutical company, with its principal place of business at 14 Cambridge Center, Cambridge, Massachusetts. Biogen MA (formerly known as Biogen, Inc.) became a wholly-owned subsidiary of Biogen Idec in November 2003, when a subsidiary of Biogen Idec merged with and into Biogen MA, and shareholders of Biogen MA received common stock of Biogen Idec in the merger in exchange for their shares of Biogen MA. Concurrently with the closing of this merger, Biogen Idec’s name was changed to Biogen Idec Inc. from IDEC Pharmaceuticals Corporation. Biogen MA has its principal place of business at 14 Cambridge Center, Cambridge, Massachusetts. For information required by General Instruction C to Schedule 13D, reference is made to Exhibit A attached hereto which is incorporated herein by reference to this Item 2.

          (d)-(e) Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Contribution

          On September 19, 2000, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated August 8, 2000, among Genovo, Inc., a Delaware corporation (“Genovo”), the Issuer, TGC Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), and Biogen MA, a stockholder of Genovo, TCG Acquisition Corp. merged with and into Genovo (the “Merger”), and Genovo became a wholly-owned subsidiary of the Issuer. In this Merger, Biogen MA received 3,060,754 shares of the Issuer’s Common Stock in satisfaction of the liquidation preference on its preferred stock of Genovo and 851,873 shares of the Issuer’s Common Stock in exchange for the return by Biogen MA to Genovo of certain intellectual property and other rights. On September 30, 2002, Biogen MA received 104,854 shares of the Issuer’s Common Stock as additional merger consideration related to the exercise of the Genovo stock option held by the Genzyme Corporation. For a description of the Merger Agreement, see Item 4 below, which descriptions together with a copy of the Merger Agreement (Exhibit B of this Statement), are incorporated herein by reference to this Item 3.

          Concurrently with entering into the Merger Agreement, the Issuer and Biogen MA entered into a Funding Agreement (the “Funding Agreement”), dated August 8, 2000. Pursuant to the Funding Agreement, and conditioned upon the completion of the Merger, Biogen MA agreed that, during a period of three years from the date of the Funding Agreement, at the option of the Issuer and on certain terms and conditions, Biogen MA would purchase shares of the Issuer’s unregistered Common Stock having an aggregate market value of up to $10 million (the “put option”). As a result of the Issuer’s first exercise of the put option, on September 25, 2002 Biogen MA purchased 5,804,673 shares of Common Stock at $0.69 per share, for an aggregate purchase price of approximately $4.0 million, using its working capital funds. As a result of the Issuer’s second exercise of the put option, on August 15, 2003 Biogen MA purchased 2,515,843 shares of Common Stock at $1.91 per share, for an aggregate purchase price of approximately $4.8 million, using its working capital funds. For a description of the Funding Agreement, see Item 4 below, which descriptions together with a copy of the Funding Agreement (Exhibit C of this Statement), are incorporated by reference herein to this Item 3.

          This Item 3 is not applicable to the persons listed on Exhibit A hereto.

Item 4.	Purpose of Transaction

          Biogen MA concurrently entered into the Merger Agreement, the Funding Agreement and certain other agreements, and acquired shares of the Issuer under the Merger Agreement and the Funding Agreement, for the purpose of continuing its gene therapy research and development program.

          The following is a description of the relationship among Biogen MA and the Issuer.

          The Merger Agreement provided for the merger of Merger Sub with and into Genovo, with Genovo continuing as the surviving entity and a wholly-owned subsidiary of the Issuer. The Merger was completed on September 19, 2000. Pursuant to the Merger Agreement, the Issuer issued to Biogen MA 3,060,754 shares of the Issuer’s Common Stock in satisfaction of the liquidation preferences on the preferred stock of Genovo held by Biogen MA and 851,873 shares of the Issuer’s Common Stock in exchange for the return by Biogen MA to Genovo of certain intellectual property and other rights. On September 30, 2002, Biogen MA received 104,854 shares of Common Stock as additional merger consideration related to the exercise of the Genovo stock option held by the Genzyme Corporation. Under the terms of an associated Escrow Agreement, dated August 8, 2000, among the Issuer, Genovo, Genovo stockholders (represented by Biogen MA) and Mellon Investor Services, LLC as escrow agent, (the “Escrow Agreement”), 1,095,849 shares of the Issuer’s Common Stock issued to Genovo stockholders in the Merger, including 704,865 shares of the Issuer’s Common Stock issued to Biogen MA, were held in escrow to secure the obligations of the Genovo stockholders under the Merger Agreement, including the indemnification obligations related to representations made under the Merger Agreement and obligations related to a clinical trial and the amendment of two license agreements. The escrow agent released 494,046 of the escrowed shares of the Issuer’s Common Stock to Biogen MA, and on November 6, 2002 Biogen MA forfeited 210,819 shares of the escrowed Issuer’s Common Stock to the Issuer in connection with certain claims by the Issuer under the Merger Agreement.

          Under the Merger Agreement, the Issuer agreed to take all necessary action to appoint Joseph M. Davie (or a substitute Biogen MA nominee) to the Issuer’s board of directors upon the completion of the Merger, and to nominate Dr. Davie (or a substitute Biogen MA nominee) for election to the Issuer’s board of directors for two terms subsequent to his initial nomination. In addition, Biogen MA has the right to substitute a nominee at any time, provided that the substitute is an executive officer of Biogen MA.

          Pursuant to the Funding Agreement, and conditioned upon the completion of the Merger, Biogen MA agreed that, during a period of three years from the date of the Funding Agreement, at the option of the Issuer and on certain terms and conditions, Biogen MA would purchase shares of the Issuer’s unregistered Common Stock having an aggregate market value of up to $10 million. As a result of the Issuer’s first exercise of this put option, on September 25, 2002 Biogen MA purchased 5,804,673 shares of Common Stock at $0.69 per share, for an aggregate purchase price of approximately $4.0 million, using its working capital funds. As a result of the Issuer’s second exercise of the put option, on August 15, 2003 Biogen MA purchased 2,515,843 shares of Common Stock at $1.91 per share, for an aggregate purchase price of approximately $4.8 million, using its working capital funds. The price per share paid by Biogen MA was calculated in accordance with the Funding Agreement as the average daily closing price of the Common Stock, as quoted on the NASDAQ National Market, for the period of 10 trading days ending five trading days after the date of the Issuer’s exercise of the put option. The Issuer’s ability to exercise its put option expired in September 2003. Biogen MA has not acquired any shares of the Issuer since the Issuer last exercised its put option. As of the date of this filing, Biogen MA owns in aggregate 12,127,178 shares of Common Stock. As of the date of this Statement, Biogen MA plans to sell up to 850,000 shares of Common Stock of the Issuer pursuant to Rule 144 of the Securities Act of 1933, as amended, and, concurrently with the filing of this Statement, has filed a Form 144 for the sale of such shares. Biogen MA may, from time-to-time, sell additional shares of its Common Stock of the Issuer pursuant to Rule 144 or in other transactions.

          Under the Funding Agreement, Biogen MA also agreed to lend to the Issuer an amount not to exceed $10 million, to be disbursed at the Issuer’s discretion. As of the date of this filing, $10 million principal and interest remain outstanding on this loan, which has a maturity date of August 8, 2006. Additionally, under the Merger Agreement, Biogen MA agreed to convert $650,000 of debt payable by Genovo to Biogen MA into a $650,000 promissory note payable by the Issuer with a maturity date of September 19, 2005.

          Concurrently with entering into the Merger Agreement, Biogen MA, the Issuer and Genovo also entered into a Development and Marketing Agreement (the “Development Agreement”), whereby Biogen MA and the Issuer agreed to collaborate on the development and commercialization of gene therapy products following the Issuer’s acquisition of Genovo. The Issuer and Biogen MA agreed to develop four new gene therapy products over a three year period beginning in September 2000, and the Issuer agreed to provide development assistance with respect to a Biogen MA gene therapy product in return for the payment by Biogen MA of an $8 million up-front fee. The Development Agreement and the collaboration of Biogen MA and the Issuer provided for by such agreement expired in September 2003.

          The foregoing descriptions of the transactions contemplated by the Merger Agreement (Exhibit B of this Statement), the Funding Agreement (Exhibit C of this Statement)and the Development Agreement (Exhibit D of this Statement) are qualified in their entirety by reference to the respective agreements, which agreements are specifically incorporated herein by reference to this Item 4.

          Except as described in this Item 4, none of the Reporting Persons, nor to the best knowledge of such persons, any other person named in Exhibit A to this Statement has formulated any plans or proposals which relates to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule D.

Item 5.	Interest in Securities of the Issuer

          (a) Biogen Idec has indirect beneficial ownership of 12,127,178 shares of common stock in the aggregate, which constitutes 14.2% of the outstanding shares of the Issuer’s Common Stock. This percentage was calculated based on disclosure in the Issuer’s Definitive Proxy Statement on Schedule 14A filed April 14, 2005, that as of March 1, 2005, there were 85,628,244 shares of Common Stock outstanding.

          Biogen MA has direct beneficial ownership of 12,127,178 shares of Common Stock.

          Other than as provided in this Item 5, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, owns or has any rights to acquire, directly or indirectly, any Common Stock.

          (b) The Reporting Persons have shared voting power and shared dispositive power with respect to 12,127,178 shares of Common Stock. The Reporting Persons do not have the sole power to vote or to direct to vote or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by them.

          (c) Neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, has effected any transaction in the Common Stock of the Issuer during the past 60 days.

          (d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons.

          (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The information set forth, or incorporated by reference, in Items 3, 4, and 5 is incorporated herein by reference to this Item 6.

Item 7.	Material to Be Filed As Exhibits

Exhibit A:	Directors and Executive Officers of Biogen Idec Inc. and Biogen Idec MA, Inc.(1)

Exhibit B:	Agreement and Plan of Merger, dated August 8, 2000, among Targeted Genetics Corp., Genovo, Inc., TGC Acquisition Corp. and Biogen Inc.(2)

Exhibit C:	Funding Agreement, dated August 8, 2000, between Targeted Genetics Corp., and Biogen Inc. (3)

Exhibit D:	Development and Marketing Agreement, dated August 8, 2000, among Targeted Genetics Corp., Genovo, Inc. and Biogen Inc.(3)

Exhibit E:	Filing Agreement (1)

(1)	Filed herewith

(2)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed August 23, 2000 (Commission File No. 000-23930)

(3)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed September 13, 2000 (Commission File No. 000-23930)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2005

BIOGEN IDEC INC. /S/ Raymond G. Arner Name: Raymond G. Arner Title: Acting General Counsel

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 12, 2005

BIOGEN IDEC MA, INC. /S/ Michael Phelps Name: Michael Phelps Title: Treasurer

EXHIBIT A

Directors and Executive Officers of Biogen Idec Inc. and Biogen Idec MA, Inc.

Directors and Executive Officers of Biogen Idec Inc.

     The name, present principal occupation, business address, and citizenship of each director and executive officer of Biogen Idec Inc. are set forth below.

William H. Rastetter, Ph. D. – Executive Chairman and Director

     Mr. Rastetter’s principal occupation is Executive Chairman of Biogen Idec Inc. His business address is 5200 Research Place, San Diego, CA 92122.

James C. Mullen – Chief Executive Officer, President, and Director

     Mr. Mullen’s principal occupation is Chief Executive Officer and President of Biogen Idec Inc. and President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Alan Belzer – Director

     Mr. Belzer’s principal occupation was President and Chief Operating Officer of Allied Signal Inc. until his retirement in 1993. His address is 1 Fifth Avenue, 20-C, New York, NY 10003.

Lawrence C. Best – Director

     Mr. Best’s principal occupation is Executive Vice President and Chief Financial Officer of Boston Scientific Inc. His business address is 1 Boston Scientific Place, Natick, MA 01760.

Alan Glassberg – Director

     Mr. Glassberg’s principal occupation is Associate Director of Clinical Care and Director of General Oncology at the University of California San Francisco Cancer Center and Director of Hematology and Medical Oncology at Mount Zion Medical Center in San Francisco, California. His business address is UCSF Comprehensive Cancer Center, 1600 Divisadero St., 4th Floor, San Francisco, CA 94115.

Mary Good – Director

     Ms. Good’s principal occupation is Managing Member of Venture Capital Investors, LLC and Donaghey University Professor and Dean, Donaghey College of Information Science and System Engineering at University of Arkansas at Little Rock. Her business address is University of Arkansas, 2801 South University Ave., Little Rock, AR 72204.

Thomas F. Keller, Ph.D. – Director

     Mr. Keller’s principal occupation is R.J. Reynolds Professor of Business Administration, Duke University. His business address is The Fuqua School of Business, Box 90120, 134 Towerview Dr., Durham, NC 27708.

Robert Pangia – Director

     Mr. Pangia’s principal occupation is Partner, Ivy Capital Parners, LLC, and General Partner, Ivy Healthcare, L.P. His business address is Ivy Capital Partners, LLC, 1 Paragon Dr., Montvale, NJ 07645.

The Hon. Lynn Schenk – Director

     Ms. Schenk’s principal occupation is an attorney in private practice. Her business address is Baker & McKenzie, 101 West Broadway, 12th Floor, San Diego, CA 92101.

Phillip A. Sharp, Ph.D. – Director

     Mr. Sharp’s principal occupation is Institute Professor at the Center for Cancer Research at the Massachusetts Institute of Technology. His business address is Room E17-529B, MIT, 77 Massachusetts Ave., Cambridge, MA 02139.

William Young – Director

     Mr. Young’s principal occupation is Chairman and Chief Executive Officer of ViroLogic, Inc. His business address is ViroLogic, Inc., 345 Oyster Point Boulevard, South San Francisco, CA 94080.

Burt A. Adelman, M.D. – Executive Vice President, Development

     Mr. Adelman’s principal occupation is Executive Vice President, Development of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

John M. Dunn, Esq. – Executive Vice President, New Ventures

     Mr. Dunn’s principal occupation is Executive Vice President, New Ventures of Biogen Idec Inc. His business address is 5200 Research Place, San Diego, CA 92122.

Michael Gilman, Ph.D. – Executive Vice President, Research

     Mr. Gilman’s principal occupation is Executive Vice President, Research of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Peter N. Kellogg – Executive Vice President, Finance, and Chief Financial Officer

     Mr. Kellogg’s principal occupation is Executive Vice President, Finance, and Chief Financial Officer of Biogen Idec Inc. and Vice President and Chief Financial Officer of Biogen Idec MA Inc.. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Connie L. Matsui – Executive Vice President, Corporate Strategy and Communications

     Ms. Matsui’s principal occupation is Executive Vice President, Corporate Strategy and Communication of Biogen Idec Inc. Her business address is 5200 Research Place, San Diego, CA 92122.

Craig E. Schneier, Ph.D. – Executive Vice President, Human Resources

     Mr. Schneier’s principal occupation is Executive Vice President, Human Resources of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Mark Wiggins – Executive Vice President, Business Development

     Mr. Wiggins’s principal occupation is Executive Vice President, Business Development of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Michael F. Phelps – Vice President and Treasurer

     Mr. Phelps’s principal occupation is Vice President, Treasurer and Treasurer of Biogen Idec Inc. and Vice President and Treasurer of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Raymond G. Arner – Acting General Counsel and Secretary

     Mr. Arner’s principal occupation is Acting General Counsel, Secretary and Senior Vice President, Intellectual Property of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

     Each director and executive officer of Biogen Idec Inc. listed above is a United States citizen.

Directors and Executive Officers of Biogen Idec MA, Inc.

     The name, present principal occupation, business address, and citizenship of each director and executive officer of Biogen Idec MA, Inc. are set forth below.

William H. Rastetter, Ph. D. – Director

     Mr. Rastetter’s principal occupation is Executive Chairman of Biogen Idec Inc. His business address is 5200 Research Place, San Diego, CA 92122.

James C. Mullen – President and Director

     Mr. Mullen’s principal occupation is Chief Executive Officer and President of Biogen Idec Inc. and President of Biogen Idec MA, Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Peter N. Kellogg – Vice President, Chief Financial Officer, and Director

     Mr. Kellogg’s principal occupation is Executive Vice President, Finance, and Chief Financial Officer of Biogen Idec Inc. and Vice President and Chief Financial Officer of Biogen Idec MA, Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Michael F. Phelps – Vice President and Treasurer

     Mr. Phelps’s principal occupation is Vice President, Treasurer and Treasurer of Biogen Idec Inc. and Vice President and Treasurer of Biogen Idec MA, Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Kin Kwan – Vice President and Assistant Treasurer

     Mr. Kwan’s principal occupation is Vice President, Tax of Biogen Idec Inc. and Vice President and Assistant Treasurer of Biogen Idec MA, Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Michael Kowolenko – Vice President

     Mr. Kowolenko’s principal occupation is Senior Vice President, Pharmaceutical Operations and Technology of Biogen Idec Inc. and Vice President of Biogen Idec MA, Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Robert Hamm – Vice President

     Mr. Hamm’s principal occupation is Senior Vice President, Strategic Business Unit—Immunology of Biogen Idec Inc. and Vice President of Biogen Idec MA, Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Rick Fisher – Vice President

     Mr. Fisher’s principal occupation is Vice President, Human Resources of Biogen Idec Inc. and Vice President of Biogen Idec MA, Inc. His business address is 5000 Davis Drive, Research Triangle Park, NC 27709.

Glen Williams – Vice President

     Mr. Williams’s principal occupation is Vice President, Bulk Manufacturing of Biogen Idec Inc. and Vice President of Biogen Idec MA, Inc. His business address is 5000 Davis Drive, Research Triangle Park, NC 27709.

Raymond G. Arner – Acting General Counsel and Secretary

     Mr. Arner’s principal occupation is Acting General Counsel, Secretary and Senior Vice President, Intellectual Property of Biogen Idec MA, Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

     Each director and executive officer of Biogen Idec MA, Inc. listed above is a United States citizen.

EXHIBIT E

FILING AGREEMENT

     The undersigned, the Reporting Persons named in this Schedule 13D, hereby agree that this Schedule 13D is filed on a combined basis on behalf of each of them and that each Reporting Person is individually responsible for the timely filing of any amendments to this Schedule 13D. Each Reporting Person further agrees that it is responsible for the completeness and accuracy of the information concerning such Reporting Persons, respectively, contained in this Schedule 13D and that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of July, 2005.

BIOGEN IDEC INC. /S/ Raymond G. Arner Name: Raymond G. Arner Title: Acting General Counsel

BIOGEN IDEC MA, INC. /S/ Michael Phelps Name: Michael Phelps Title: Treasurer

E-1